1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001
Sean Graber
Associate
215.963.5598
June 25, 2010
FILED AS EDGAR CORRESPONDENCE
Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    Schwab Annuity Portfolios (File Nos. 33-74534 and 811-8314) PEA No. 24
Dear Mr. Ruckman:
Set forth below are your comments on Post-Effective Amendment (“PEA”) No. 24, filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, of Schwab Annuity Portfolios (the “Trust”) which was filed for the purpose of updating the Trust’s registration statement to comply with recent amendments made to Form N-1A. Unless otherwise stated, comments and responses apply to all series of the Trust included in PEA No. 24.
1.	Comment: If the Trust intends to use summary prospectuses immediately, please provide a draft of the language the Trust intends to use in its summary prospectuses to comply with Rule 498(b)(1)(v).

Response: The Trust has no immediate plans to use summary prospectuses.

2.	Comment: Please confirm that the Trust posts its proxy statements on the internet per the requirements of Rule 14a-16 under the Securities Exchange Act of 1934.

Response: The Trust’s proxy statement issued in connection with the Trust’s Special Meeting of Shareholders held on December 14, 2009 was posted on the internet per the requirements of Rule 14a-16 under the Securities Exchange Act of 1934.

3.	Comment: Please revise the heading “Investing in the Portfolio” in the summary section of the prospectuses to more closely track the heading used in Item 6 of Form N-1A.

Response: In response to your request, we have revised the heading “Investing in the Portfolio” in the summary section of the prospectuses to “Purchase and sale of portfolio shares”.

4.	Comment: Certain of the information included in the summary section of the prospectuses is not permitted by Items 2 through 8 of Form N-1A. For example, the information included under the

Craig Ruckman
June 25, 2010

heading “Money Fund Regulations” in the Schwab Money Market Portfolio prospectus and the two sets of information included under the headings “Investing in the Portfolio” in each prospectus are not permitted to be included in the summary portion of the prospectuses.

Response: Unfortunately, the prospectuses filed with the Trust’s Rule 485(a) filing contained certain formatting errors that made it difficult to determine where the summary portion of a prospectus ended. The Trust apologizes for any confusion this may have caused in your review of the prospectuses. Please be assured that these formatting issues were corrected in the Trust’s Rule 485(b) filing and the end of the summary section of each portfolio’s final prospectus is clearly defined. In response to your specific comments, the information included under the heading “Money Fund Regulations” in the Schwab Money Market Portfolio prospectus is not included in the summary section of the Schwab Money Market Portfolio’s final prospectus and the summary section of each portfolio’s final prospectus only contains one set of disclosure included under the heading “Purchase and sale of portfolio shares” (formerly, “Investing in the Portfolio”).

5.	Comment: Please confirm whether the disclosure required by Item 8 of Form N-1A is applicable to the Trust’s prospectuses. If it is included, please be sure it accurately reflects the portfolios’ and their related companies’ payments to financial intermediaries, including insurance companies.

Response: Disclosure responsive to Item 8 of Form N-1A has been included in the Trust’s final prospectuses. The Trust believes that this disclosure accurately reflects the portfolios’ and their related companies’ payments to financial intermediaries, including insurance companies.

6.	Comment: Please include disclosure responsive to Item 9 of Form N-1A in the Schwab Money Market Portfolio’s prospectus. If this information is the same as that disclosed in the summary portion of the prospectus in response to Item 4 of Form N-1A, the information in the summary portion of the prospectus should be repeated in the non-summary portion of the prospectus to comply with Item 9 of Form N-1A.

Response: The summary portion of the Schwab Money Market Portfolio’s prospectus contains the full discussion of the Portfolio’s principal investment strategies and principal risks. The Portfolio has not repeated this information in the non-summary portion of the prospectus in reliance on General Instruction C(3)(a) of Form N-1A, which states “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

7.	Comment: Except for the Schwab Money Market Portfolio, please be sure to include the information required by Form N-1A regarding disclosure of a portfolio’s portfolio turnover rate during the most recent fiscal year. See Instruction 5 to Item 3 of Form N-1A. You may remove the reference to the fact that a higher portfolio turnover may result in higher taxes when portfolio shares are held in a taxable account because this is not applicable to insurance-dedicated funds.

Response: Except for the Schwab Money Market Portfolio, we have included each portfolio’s portfolio turnover rate in the summary portion of its prospectus. This disclosure is located immediately after a portfolio’s expense example numbers in the portfolio’s final prospectus, and

Craig Ruckman
June 25, 2010

the disclosure indicating that a higher portfolio turnover may result in higher taxes when portfolio shares are held in a taxable account has been removed.

8.	Comment: For each portfolio, please confirm that (a) the correct name of the portfolio is used throughout its prospectus and (b) the EDGAR series and class identifiers for the portfolio are correct.

Response: For each portfolio, management of the Trust has confirmed that the correct name of the portfolio is used throughout its prospectus and the EDGAR series and class identifiers for the portfolio are correct.

9.	Comment: In the footnotes to the Schwab Money Market Portfolio’s fee table, please remove the disclosure indicating that the investment adviser and Schwab may voluntarily waive and/or reimburse expenses for the Portfolio.

Response: We have complied with your request.

10.	Comment: In the preamble to the portfolios’ fee tables, please include disclosure indicating that the fee tables and expense examples do not reflect the expenses of any life insurance company separate account that invests in the portfolios or of any annuity or life insurance contract issued by such life insurance company.

Response: We have complied with your request.

11.	Comment: In the footnotes to the portfolios’ fee tables, please clarify the reference to “Schwab”.

Response: We have removed the reference to “Schwab” in these footnotes.

12.	Comment: The prospectus for the Schwab Money Market Portfolio indicates that the portfolio’s investment adviser and/or its affiliates may voluntarily waive and/or reimburse expenses to the extent necessary to maintain a positive net yield for the Portfolio. However, the Portfolio’s obligation to reimburse the investment adviser and/or its affiliates for these voluntarily waived fees or reimbursed expenses is contractual. Who negotiated this agreement on behalf of the Portfolio?

Response: When considering the expense waiver reimbursement agreement among the Trust, on behalf of the Schwab Money Market Portfolio, Charles Schwab Investment Management, Inc. and Charles Schwab & Co., Inc., the Trust was represented by legal counsel to the Trust and the independent trustees of the Trust were represented by “independent legal counsel” (as that term is defined in Rule 0-1(a)(6) of the Investment Company Act of 1940).

13.	Comment: Please confirm that each portfolio’s example numbers reflect such portfolio’s contractual expense limitation only for the period(s) for which the expense limitation is expected to continue.

Response: Each portfolio’s example numbers reflect such portfolio’s contractual expense limitation only for the period(s) for which the expense limitation is expected to continue. Please

Craig Ruckman
June 25, 2010

note that the Schwab Money Market Portfolio’s example numbers do not reflect any expense limitation as the Portfolio is currently operating below its expense limitation.

14.	Comment: In the text above the example numbers, delete the reference to the phrase that the example numbers reflect a portfolio’s contractual expense limitation.

Response: We have complied with your request.

15.	Comment: For the Schwab Money Market Portfolio, in the text above the performance table, please clarify the reference to the “Sweep Shares”. In addition, why is the Portfolio’s performance being compared to two indices in the average annual total returns table?

Response: The reference to “Sweep Shares” in the text above the performance table and the inclusion of the indices in the average annual total returns table were inadvertent errors. These errors were corrected in the Schwab Money Market Portfolio’s final prospectus.

16.	Comment: The text above the performance tables directs investors to a website to obtain current performance information regarding a portfolio. Please confirm this link takes investors directly to the webpage where the performance information is included, and not to the portfolio’s homepage.

Response: With respect to the Schwab Money Market Portfolio, the text directing investors to a website to obtain current portfolio performance information has been deleted in the Portfolio’s final prospectus. With respect to the Schwab MarketTrack Growth Portfolio and Schwab S&P 500 Index Portfolio, the link in the text above the performance tables takes investors directly to the webpage where the Portfolios’ performance information is included.

17.	Comment: Please remove the footnotes to the performance tables.

Response: We have complied with your request.

18.	Comment: In each prospectus, please revise the Item 6 disclosure in the summary portion of the prospectus to make this information more concise.

Response: We have complied with your request.

19.	Comment: In each prospectus, please revise the Item 7 disclosure in the summary portion of the prospectus to make this information more relevant to investors in an insurance-dedicated fund and refer investors to the variable contract prospectus.

Response: We have complied with your request.

20.	Comment: Please remove from the footnotes to the fee table and the expense example the information regarding a portfolio’s contractual expense limitation unless such expense limitation will reduce the portfolio’s operating expenses for at least one year from the date of the prospectus.

Craig Ruckman
June 25, 2010

Response: Each of the Schwab MarketTrack Growth Portfolio’s and Schwab S&P 500 Index Portfolio’s fee table and expense example reflect its contractual expense limitation because the portfolio’s expense limitation agreement is currently reducing the portfolio’s operating expenses and the expense limitation agreement continues until April 29, 2012. The Schwab Money Market Portfolio’s fee table and expense example do not reflect an expense limitation.

21.	Comment: Please remove footnote number 2 to the Schwab MarketTrack Growth Portfolio’s fee table as this is neither required nor permitted by Form N-1A.

Response: We believe the inclusion of the footnote is appropriate and permitted by Instruction 3(f)(vii) to Item 3 of Form N-1A.

22.	Comment: The principal risks disclosure for the Schwab MarketTrack Growth Portfolio should only include those principal risks of the underlying funds that are, in turn, principal risks of the Portfolio in light of the actual allocation of the Portfolio’s assets among all of the underlying funds.

Response: We believe the principal risks disclosed in the Schwab MarketTrack Growth Portfolio’s prospectus reflect an accurate portrayal of the Portfolio’s principal risks in light of the actual allocation of the Portfolio’s assets among all of the underlying funds.

23.	Comment: In the performance section of the Schwab MarketTrack Growth Portfolio’s prospectus, delete the phrase “Before taxes” and clarify the reference to “Investor Shares”.

Response: The phrase “Before taxes” and the reference to “Investor Shares” have been deleted in the Schwab MarketTrack Growth Portfolio’s final prospectus.

24.	Comment: In the “Investment objective” section of the summary section of the Schwab S&P 500 Index Portfolio’s prospectus, delete the footnote at the end of the sentence.

Response: We have complied with your request.

25.	Comment: In the performance section of the summary section of the Schwab S&P 500 Index Portfolio’s prospectus, delete the sentence “[t]he index is unmanaged and does not include expenses or taxes” and include this information in the average annual total return table per the sample table in Form N-1A. In addition, please revise the fourth and fifth sentences of this paragraph, as they are duplicative of each other.

Response: We have complied with your request.

26.	Comment: The principal risks section of the summary section of the Schwab S&P 500 Index Portfolio’s prospectus includes disclosure regarding the risks of securities lending. Please confirm that securities lending is discussed in the principal investment strategies section of the summary section of the Portfolio’s prospectus.

Craig Ruckman
June 25, 2010

Response: The Schwab S&P 500 Index Portfolio’s ability to lend its portfolio securities is discussed in the last paragraph of the principal investment strategies section of the summary section of the Portfolio’s prospectus.

27.	Comment: The summary portion of the Schwab S&P 500 Index Portfolio’s prospectus includes Jeffrey Mortimer as a portfolio manger of the Portfolio. However, Mr. Mortimer is not included in the portfolio management section of the prospectus.

Response: We have included Mr. Mortimer in the portfolio management section of the Schwab S&P 500 Index Portfolio’s final prospectus.

28.	Comment: In the portfolio holdings disclosure in the SAI, who is the “president of the portfolios”?

Response: The reference to the “president of the portfolios” refers to the president of the Trust, Randall W. Merk.

29.	Comment: The portfolio holdings disclosure in the SAI states that the Board of the Trust has authorized the president of the portfolios to authorize the release of each portfolio’s holdings. Is there a reporting relationship between the President and the Trust’s Chief Compliance Officer with respect to these matters?

Response: There is no reporting relationship between the President and the Trust’s Chief Compliance Officer. The Trust’s Chief Compliance Officer reports to the Trust’s Board of Trustees and the Chief Compliance Officer of the parent company of the Trust’s investment adviser.

As indicated in the SAI, the President may only release portfolio holdings information in accordance with the Trust’s portfolio holdings disclosure policy, as established and maintained by the Trust’s Chief Compliance Officer. As a general matter, the Trust’s Chief Compliance Officer and/or his compliance staff are informed prior to the President’s release of portfolio holdings information to a third party. Moreover, if there is any question as to whether the release of portfolio holdings information to a third party is permitted by the Trust’s policy, the Trust’s Chief Compliance Officer and/or his compliance staff will be involved in making this determination.

30.	Comment: Does the Trust impose a duty on recipients of material non-public portfolio holdings information to not trade on such information?

Response: The Trust generally requires third parties that receive material non-public portfolio holdings information to agree to not trade on the basis of such information, with certain exceptions as discussed in our response to Comment 31 below.

31.	Comment: The Trust’s portfolio holdings disclosure states that Trust service providers will be subject to a duty of confidentiality with respect to any portfolio holdings information, whether imposed by the provisions of the service provider’s contract with the Trust or by the nature of its relationship with the Trust. What is meant by the phrase “by the nature of its relationship with the Trust”?

Craig Ruckman
June 25, 2010

Response: This disclosure is meant to inform investors that certain service providers’ agreements with the Trust do not contain a provision explicitly subjecting such service providers to a duty of confidentiality with respect to a portfolio’s portfolio holdings information. This is the case when the Trust determines that the particular service provider is already subject to an overreaching legal duty with respect to the confidentiality of all of its dealings with the Trust, including refraining from disclosing a portfolio’s portfolio holdings information. Legal counsel to the Trust and the Trust’s independent registered public accounting firm are the two primary examples of this type of service provider relationship.

32.	Comment: Please be sure to include in the Trust’s Rule 485(b) filing the new disclosures required by Item 17(b) relating to disclosure of director qualifications, Board oversight of risk management and Board leadership structure.

Response: This disclosure has been added to the SAI in the Trust’s Rule 485(b) filing.
I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statements; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statements reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statements; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please do not hesitate to call the undersigned at 215.963.5598 with any questions or comments.

Very truly yours,
/s/ Sean Graber
Sean Graber